Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated September 8, 2016	Registration Statement No. 333-213513
Supplementing the
Preliminary Prospectus Supplements dated September 6, 2016
(To Prospectus dated September 6, 2016)

Advanced Micro Devices, Inc.

100,000,000 Shares of Common Stock

2.125% Convertible Senior Notes due 2026

The information in this pricing term sheet relates to Advanced Micro Devices, Inc.’s offering of 100,000,000 shares of its Common Stock, par value $0.01 per share (the “Common Stock Offering”), and 2.125% Convertible Senior Notes due 2026 (the “Convertible Notes Offering” and, together with the Common Stock Offering, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated September 6, 2016 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated September 6, 2016 (the “Base Prospectus”) and (ii) the preliminary prospectus supplement dated September 6, 2016 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and the Base Prospectus, each filed under the Securities Act of 1933, as amended. The Preliminary Prospectus Supplements form a part of the Company’s Registration Statement on Form S-3 (Registration Statement No. 333-213513). The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying Base Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying Base Prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplements. All references to dollar amounts are references to U.S. dollars.

Issuer:	Advanced Micro Devices, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	AMD / The NASDAQ Capital Market (“NASDAQ”).

Common Stock Offering

Securities Offered:	Common Stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Shares Offered:	100,000,000 shares of Common Stock (or 115,000,000 shares of Common Stock if the underwriters’ option to purchase an additional 15,000,000 shares of Common Stock is fully exercised).

NASDAQ Last Reported Sale Price on September 8, 2016:	$6.22 per share of common stock of the Issuer.

Price to the Public:	$6.00 per share of Common Stock.

Underwriting Discount:	$0.195 per share of Common Stock. $19.5 million in aggregate (approximately $22.4 million in aggregate if the underwriters’ option to purchase additional shares of Common Stock is exercised in full).

Net Proceeds:	The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $580.5 million, or approximately $667.6 million if the underwriters exercise their option pursuant to the Common Stock Offering to purchase additional shares of Common Stock in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer anticipates that it will use the net proceeds of the Common Stock Offering, together with the net proceeds of the Convertible Notes Offering, to repay up to $226 million of its borrowings under the Amended and Restated Loan Agreement and to purchase up to $1,260 million aggregate total consideration of its Senior Notes (assuming no proceeds are used for the repayment of the borrowings under the Amended and Restated Loan Agreement). The Issuer cannot assure you which Senior Note holders will tender their notes. The Issuer has the option, but not the obligation, to call any and all of the untendered 7.75% Senior Notes due 2020 after the completion of the Tender Offer with any remaining net proceeds. Any remaining net proceeds will be used for capital expenditures, working capital and other general corporate purposes.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

Convertible Notes Offering

Securities Offered:	2.125% Convertible Senior Notes due 2026 (the “Notes”).

Aggregate Principal Amount Offered:	$700,000,000 aggregate principal amount of Notes (or $805,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $105,000,000 principal amount of Notes is exercised in full).

Maturity Date:	September 1, 2026, unless earlier repurchased or converted.

Interest Rate:	2.125% per annum, accruing from the Settlement Date.

Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2017.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Trade Date:	September 9, 2016.

Settlement Date:	September 14, 2016.

Conversion Premium:	Approximately 33.33% above the Price to the Public of the Common Stock.

Initial Conversion Price:	Approximately $8.00 per share of Common Stock.

Initial Conversion Rate:	125.0031 shares of Common Stock per $1,000 principal amount of Notes.

No Redemption:	The Issuer may not redeem the Notes prior to the Maturity Date and no “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

Underwriting Discount:	$27.50 per Note. Approximately $19.3 million in aggregate (or approximately $22.1 million in aggregate if the underwriters exercise their over-allotment option in full).

Use of Proceeds:	The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $680.0 million (or approximately $782.1 million if the underwriters exercise their over-allotment option), after deducting estimated underwriting discounts and commissions fees and estimated offering expenses payable by the Issuer. The Issuer anticipates that it will use the net proceeds of this offering, together with the net proceeds from the Common Stock Offering, to repay up to $226 million of the Issuer’s borrowings under the Amended and Restated Loan Agreement and to purchase up to $1,260 million aggregate total consideration of the Issuer’s outstanding Senior Notes (assuming no proceeds are used for the repayment of the borrowings under the Amended and Restated Loan Agreement). The Issuer cannot assure you which Senior Note holders will tender their notes. The Issuer has the option, but not the obligation, to call any and all of the untendered 7.75% Senior Notes due 2020 after the completion of the Tender Offer with any remaining net proceeds. Any remaining net proceeds will be used for capital expenditures, working capital and other general corporate purposes.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

CUSIP:	007903 BD8

ISIN:	US007903BD80

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption:

Following the occurrence of a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement), the Issuer will increase the conversion rate for a holder who elects to convert its Notes in connection with such make-whole fundamental change, in certain circumstances as described under “Description of notes—Conversion rights—Increase in conversion rate upon conversion upon a make-whole fundamental change” in the Convertible Notes Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

Stock Price
Effective Date	$6.00	$7.00	$8.00	$9.00	$10.00	$15.00	$20.00	$25.00	$30.00	$40.00	$50.00

September 14, 2016	41.6635	33.8372	27.2749	22.4287	18.7376	8.8872	4.8550	2.8282	1.6879	0.5761	0.1347

September 1, 2017	41.6635	34.3245	27.5229	22.5241	18.7343	8.7299	4.7071	2.7125	1.6022	0.5331	0.1186

September 1, 2018	41.6635	34.7279	27.6672	22.5072	18.6168	8.4806	4.4939	2.5504	1.4836	0.4732	0.0926

September 1, 2019	41.6635	35.0129	27.6693	22.3393	18.3479	8.1180	4.2059	2.3401	1.3338	0.4006	0.0630

September 1, 2020	41.6635	35.2705	27.5885	22.0595	17.9537	7.6475	3.8477	2.0865	1.1584	0.3213	0.0351

September 1, 2021	41.6635	35.3236	27.2605	21.5185	17.3008	6.9995	3.3843	1.7724	0.9486	0.2316	0.0101

September 1, 2022	41.6635	34.7555	26.3250	20.4070	16.1253	6.0629	2.7738	1.3852	0.7043	0.1384	0.0000

September 1, 2023	41.6635	33.6340	24.7765	18.6858	14.3773	4.8300	2.0401	0.9553	0.4516	0.0558	0.0000

September 1, 2024	41.6635	31.3432	22.0235	15.8308	11.6179	3.2087	1.2098	0.5277	0.2278	0.0051	0.0000

September 1, 2025	41.6635	27.0796	17.1183	10.9766	7.1713	1.2880	0.4540	0.2043	0.0797	0.0000	0.0000

September 1, 2026	41.6635	17.8540	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $6.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 166.6666 shares of common stock of the Issuer, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CAPITALIZATION

The following table replaces (i) the table set forth on page S-32 of the Common Stock Preliminary Prospectus Supplement and (ii) the table set forth on page S-44 of the Convertible Notes Preliminary Prospectus Supplement.

The following table sets forth the Issuer’s consolidated cash and cash equivalents and the Issuer’s consolidated capitalization as of June 25, 2016 on:

•	an actual basis; and

•	on an as adjusted basis to give effect to (i) the issuance of 100,000,000 shares of Common Stock in the Common Stock Offering at a public offering price of $6.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option), (ii) the issuance of $700 million in principal amount of Notes in the Convertible Notes Offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option), and (iii) the application of the net proceeds of the Common Stock Offering and the net proceeds of the Convertible Notes Offering, as described in “Use of Proceeds” in the respective preliminary prospectus supplements.

	As of June 25, 2016
(In millions, except per share amounts)	Actual	As Adjusted
Cash and cash equivalents	$957	$957

Short-term debt	$226	$— (1)

Long-term debt:

Existing Senior Notes(2)	2,002	1,032 (3)

2.125% Convertible Senior Notes due 2026(4)	—	700 (4)

Unamortized financing costs on 2.125% Convertible Senior Notes due 2026	—	(20)

Total long-term debt	2,002	1,712

Total debt(5)	$2,228	$1,712

Stockholders’ equity (deficit):

Common stock, par value $0.01; 1,500 shares authorized, 810 shares issued and 795 shares outstanding, actual; 895 outstanding, as adjusted(6)	8	9

Additional paid-in capital	7,053	7,633

Treasury stock, at cost (14 shares)	(125)	(125)

Accumulated deficit(7)	(7,346)	(7,410)

Accumulated other comprehensive loss	(3)	(3)

Total stockholders’ equity	(413)	103

Total capitalization	$1,815	$1,815

(1)	Reflects the full repayment of $226 million of our borrowings under the Amended and Restated Loan Agreement. We may choose to use $226 million of the net proceeds of the Common Stock Offering, together with the net proceeds of the Convertible Notes Offering, to repay such borrowings under the Amended and Restated Loan Agreement or instead use such amount to repurchase additional Senior Notes, as described in footnote (3) below.
(2)	Reflects adoption of FASB ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” beginning in the first quarter of 2016.
(3)	Reflects an assumed repayment of $226 million of our borrowings under the Amended and Restated Loan Agreement and our offer to purchase up to $1,035 million maximum aggregate total consideration of our existing Senior Notes pursuant to the concurrent tender offers described in “Prospectus Supplement Summary—Purchase of Senior Notes” in the preliminary prospectus supplement for each of the Common Stock Offering and the Convertible Notes Offering. The notes will be prioritized in the following order, to the extent holders validly tender their notes: 6.75% Senior Notes due 2019, 7.75% Senior Notes due 2020, 7.50% Senior Notes due 2022 and 7.00% Senior Notes due 2024. We cannot assure you which Senior Note holders will tender their notes. We have the option, but not the obligation, to call any and all of the untendered 7.75% Senior Notes due 2020 after the completion of the Tender Offer with any remaining net proceeds.
(4)	In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($700 million for the Convertible Notes assuming no exercise of the underwriters’ option) over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for Convertible Notes is the aggregate principal amount of the Convertible Notes and does not reflect the debt discount that we will be required to recognize in our consolidated balance sheet.
(5)	Total debt reflects net book value of short-term and long-term debt.
(6)	The number of shares of our common stock to be outstanding after this offering set forth above excludes:

•	22.4 million shares of our common stock issuable upon the exercise of stock options outstanding as of June 25, 2016 at a weighted-average exercise price of $4.14 per share;

•	51.5 million shares of our common stock issuable upon vesting of restricted stock units outstanding as of June 25, 2016;

•	55.0 million shares of our common stock reserved for future issuance under our equity incentive plans as of June 25, 2016;

•	75.0 million shares of our common stock issuable upon the exercise of outstanding warrants as of August 30, 2016, with an exercise price of $5.98 per share (50 million of which cannot be exercised before August 30, 2017); and

•	The shares of our common stock reserved for issuance upon conversion of our 2.125% Convertible Senior Notes due 2026 offered in the Convertible Notes Offering.

(7)	Increase to accumulated deficit primarily due to anticipated premiums in connection with the Tender Offer.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplements dated September 6, 2016 and the accompanying Base Prospectus dated September 6, 2016) with the Securities and Exchange Commission, or SEC, for the Offerings to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplements, the accompanying Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, N.Y. 11717, by telephone: (866) 803-9204; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, N.Y 11717, by email: Barclaysprospectus@broadridge.com, by telephone: (888) 603-5847; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Ave., New York, N.Y. 10010, by email: newyork.prospectus@credit-suisse.com, by telephone: 1-800-221-1037.

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